U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

ENGLOBAL CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

299306106

(CUSIP Number)

DANA HILLER

2929 Allen Parkway, Suite 2500

Houston, Texas 77019

(713) 529-0900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

September 2, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299306106	Page 2 of 4

(1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of above person Equus II Incorporated Intentionally omitted

(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,033,576* (6) Shared voting power 318,838** (7) Sole dispositive power 2,371,251*** (8) Shared dispositive power —

(9)	Aggregate amount beneficially owned by each reporting person 2,371,251

(10)	☐ Check if the aggregate amount in row (9) excludes certain shares*

(11)	Percent of class represented by amount in Row (9) 9.9%

(12)	Type of reporting person* CO

CUSIP No. 299306106	Page 3 of 4

ITEM 1.
(a)	Name of Issue ENGlobal Corporation

(b)	Address of Issuer’s Principal Executive Offices:

600 Century Plaza Drive Building 140 Houston, Texas 77073-6033

ITEM 2.

(a)	Name of Persons Filing: Equus II Incorporated

(b)	Address of Principal Business Office or, if none, Residence:

2929 Allen Parkway, Suite 2500 Houston, Texas 77019-2120

(c)	Citizenship:

Delaware corporation

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 299306106

ITEM 3.	If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in Section 3(a)(6) of the Act

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act

(e) ☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) ☐ Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g) ☐ Parent Holding company, in accordance with Rule 13d-1(b)(ii)(G)

(h) ☐ Group

ITEM 4.	OWNERSHIP

(a) Amount Beneficially Owned:

2,352,414 shares

(b) Percent of Class: 9.9%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 2,033,576*

(ii) shared power to vote or to direct the vote 318,838**

CUSIP No. 299306106	Page 4 of 4

(iii) sole power to dispose or to direct the disposition of 2,371,251***

(iv) shared power to dispose or to direct the disposition of 0

The above numbers do not include options to acquire 200,000 shares of Common Stock, at an exercise price of between $0.75 and $1.00 per share, none of which will be exercisable within 60 days of the date of this report.

*	903,324 shares are subject to obligations in “Voting Agreement” relating solely to election of directors

**

318,838 shares are subject to obligations in “Voting Agreement (Significant PEI Shareholders)” and “Escrow

Agreements” in connection with the merger of Petrocon Engineering, Inc. into a subsidiary of Issuer (the “Merger”).

***	1,222,162 shares are subject to provisions in various agreements entered into in connection with the Merger.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10.	CERTIFICATIONS: Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

September 12, 2003

Date

Equus II Incorporated

By	/S/ NOLAN LEHMANN
Nolan Lehmann, President